UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF
DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934.

Commission File Number 0-2572

STEEL CITY PRODUCTS, INC.
(Exact name of registrant as specified in its charter)

200 CENTER STREET
MCKEESPORT, PA 15132
(Address, including zip code, and telephone number, including area code of registrant's principal executive offices)

Common Stock
$0.01 par value per share
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

        Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
		Rule 15d-6	☐

        Approximate number of holders as of the certification or notice date: 1

        Pursuant to the requirements of the Securities Exchange Act of 1934, Steel City Products, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 29, 2004	By:	/s/ Maarten D. Hemsley
	Name:	Maarten D. Hemsley
	Title:	Chief Financial Officer